FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

10 November 2004

PREMIER FARNELL PLC

PREMIER FARNELL PLC
(Translation of registrant’s name in English)

Armley Road, Leeds, West Yorkshire
LS12 2QQ, England
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___	No X

If “Yes” is marked indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-________

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREMIER FARNELL PLC (Registrant)

Date: 10 November 2004	By: Steven John Webb
Steven John Webb Group Company Secretary and General Counsel

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company PREMIER FARNELL PLC	2.	Name of shareholder having a major interest FMR CORP (FIDELITY)

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 NON-BENEFICIAL	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

			BANK OF NEW YORK BRUSSELS	1,141,700
			BANK OF NEW YORK LONDON	2,058,400
			CHASE MANHATTAN BANK AG	216,300
			FRANKFURT
			CHASE MANHATTAN BANK LONDON	1,286,294
			CLYDESDALE BANK PLC	181,600
			DEUTSCHE BANK	161,224
			DEUTSCHE BANK	313,843
			DEXIA PRIVATBANK (SCHWEIZ)	20,700
			HSBC CLIENT HOLDINGS NOMINEE	9,600
			(UK) LIMITED
			JP MORGAN	1,425,500
			MELLON BANK	256,100
			MELLON NOMINEES LTD	130,600
			MORGAN STANLEY	751,400
			NORTHERN TRUST	2,970,900
			STATE STREET BANK & TRUST	634,900
			STATE STREET HONG KONG	28,400
			CHASE MANHATTAN BANK, LONDON	226,882
			HSBC	2,220,000
			NORTHERN TRUST	248,800
			BANK OF NEW YORK	528,100
			BT GLOBENET NOMINEES LIMITED	968,600
			JP MORGAN	110,600
			LLOYDS BANK NOMINEES LIMITED	3,000
			NORTHERN TRUST	526,400
			STATE STREET BANK & TRUST	656,390
			STATE STREET NOMINEES LTD	111,000
			BANK OF NEW YORK	328,800
			CITIBANK	480,100
			HSBC	226,800

5.	Number of shares/amount of stock acquired	6.	Percentage of issued class	7.	Number of shares/amount of stock disposed	8.	Percentage of issued class

	NOT DISCLOSED		NOT DISCLOSED		NOT DISCLOSED		NOT DISCLOSED

9.	Class of security ORDINARY SHARES OF 5P EACH	10.	Date of transaction NOT DISCLOSED	11.	Date company informed 9 NOVEMBER 2004

12.	Total holding following this notification	13.	Total percentage holding of issued class following this notification

	18,222,933		5.02%

14.	Any additional information	15.	Name of contact and telephone number for queries STEVEN WEBB COMPANY SECRETARY PREMIER FARNELL PLC 150 ARMLEY ROAD LEEDS LS12 2QQ TEL. 0113 387 5277

16.	Name and signature of authorised company official responsible for making this notification STEVEN WEBB COMPANY SECRETARY

Date of notification:      9 NOVEMBER 2004